SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

April 25, 2003

British Biotech plc

(Translation of Registrant’s Name Into English)

THAMES COURT, WATLINGTON ROAD, OXFORD OX4 6LY ENGLAND

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒  Form 40-F  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

CONTENTS OF REPORT

Document

1.

News release dated April 22, 2003, relating to result of EGM in connection with the Merger with RiboTargets Holdings plc, proposal for Capital Reorganisation, adoption of New Share Plans, and amendment to Articles of Association.

2.	News release dated April 25, 2003, relating to directors’ interests.

For immediate release

April 22, 2003

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN OR INTO THE UNITED STATES, BELGIUM, CANADA, AUSTRALIA, SOUTH AFRICA OR JAPAN

BRITISH BIOTECH PLC (“BRITISH BIOTECH”)

RESULT OF EGM IN CONNECTION WITH THE MERGER WITH RIBOTARGETS HOLDINGS PLC (“RIBOTARGETS”), PROPOSAL FOR CAPITAL REORGANISATION, ADOPTION OF NEW SHARE PLANS AND AMENDMENT TO ARTICLES OF ASSOCIATION

The Directors of British Biotech are pleased to announce that the shareholders of British Biotech duly passed all the resolutions that were proposed at today’s Extraordinary General Meeting. In particular, the Sale Proposal in relation to the Merger with RiboTargets, as described in the Listing Particulars dated March 21, 2003, was approved. It is expected that the 33,375,889 New Ordinary Shares which are to be issued to RiboTargets Shareholders in consideration for their shares in RiboTargets will be admitted to the Official List of the UKLA and to trading on the London Stock Exchange at 8 a.m. on April 23, 2003 (“Admission”). Completion of the Merger with RiboTargets will take place on Admission.

The Directors of British Biotech are also pleased to announce that the Capital Reorganisation as described in the Listing Particulars was also approved by shareholders. Following the close of trading today, British Biotech’s share capital will be reorganised, so that every 20 Existing Ordinary Shares will be consolidated into one Reorganisation Share and one Deferred Share. The Reorganisation Shares will be equivalent to the Existing Ordinary Shares in all respects, including their nominal value, dividend, voting and other rights. The Deferred Shares will not confer any rights to dividends and will have extremely limited rights which render them of negligible monetary value.

Holders of Existing Ordinary Shares whose holdings are registered in CREST will automatically have their Reorganisation Shares credited to their CREST account. In relation to the Reorganisation Shares held in certified form, temporary documents of title will not be issued pending the despatch by post of definitive certificates for such shares. Definitive certificates in respect of the Reorganisation Shares will be despatched by first class post or airmail, as appropriate, by April 29, 2003 to British Biotech shareholders who hold their Existing Ordinary Shares in certificated form. Fractional entitlements to Reorganisation Shares will be aggregated, and the Reorganisation Shares resulting from those fractions will be sold in the market for the benefit of the company.

For further information please contact:

British Biotech plc	+44 (0) 1865 781 166
Dr Peter Fellner, Chairman
Tim Edwards, Acting Chief Executive
Tony Weir, Finance Director

Brunswick Group	+44 (0) 20 7404 5959
Jon Coles
Fiona Fong

This announcement is not an offer for sale of securities of British Biotech plc in the United States. The securities are not being registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States or to U.S. persons except pursuant to an applicable exemption from such registration.

1

News release	British Biotech

Friday, 25 April 2003

Directors’ Interests

British Biotech plc announces that, following the completion on 23 April 2003 of the merger with RiboTargets Holdings plc, the grants of options over ordinary shares of 5p each in the Company described in the Listing Particulars issued by the Company on 21 March 2003 to Dr P J Fellner, Mr S Sturge, Mr T P W Edwards and Mr A J Weir were made by the Company on Friday 25 April 2003. The numbers of shares under option granted to Mr Sturge, Mr Edwards and Mr Weir are, respectively, 1,367,520, 717,940 and 615,380 and the exercise price of those options is 58.5p.

—ends—

Enquiries:

British Biotech plc	www.britishbiotech.com
Tony Weir, Finance Director	Tel: 01865 781166
Brunswick Group
Jon Coles	Tel: 020 7404 5959

Safe Harbour statement: this news release contains forward-looking statements that reflect the Company’s current expectations regarding future events. Forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors including the success of the Company’s research strategies, the applicability of the discoveries made therein, the successful and timely completion of clinical studies and the uncertainties related to the regulatory process.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRITISH BIOTECH PLC

Date: April 25, 2003		/s/ ANTHONY JOHN WEIR
	Name: Title:	Anthony John Weir Finance Director